American Midstream Partners, LP

2103 CityWest Blvd. Bldg. 4, Suite 800

Houston, TX 77042

February 5, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	American Midstream Partners, LP
Registration Statement on Form S-3 (File No. 333-222810)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Midstream Partners, LP (the “Partnership”) hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Partnership (the “Registration Statement”) be accelerated to February 7, 2018 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

[Signature page follows]

U.S. Securities and Exchange Commission

Very truly yours,

American Midstream Partners, LP

By:	American Midstream GP, LLC, its General Partner

By:	/s/ Christopher B. Dial
Name:	Christopher B. Dial
Title:	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

cc:	Lisa M. Kohl
Mara Ransom
Scott Anderegg
Securities and Exchange Commission

Hillary Holmes
Gibson, Dunn & Crutcher LLP